Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q1 2016	For the Year-Ended October 2015	For the Year-Ended October 2014	For the Year-Ended October 2013
Return on Assets	0.83%	0.95%	0.99%	0.98%
Return on Equity	15.3%	18.6%	19.0%	19.7%
Dividend Payout Ratio	50%	46%	47%	46%
Equity to Asset Ratio	5.83%	5.57%	5.74%	5.50%

Results are from Consolidated Financial Statements.